SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2009

AVIVA PLC

(Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Q3 2009 Interim Management Statement

News release
4 November 2009

Aviva plc third quarter 2009 interim management statement

AVIVA REPORTS £27 BILLION WORLDWIDE SALES, SIGNIFICANT BALANCE SHEET IMPROVEMENT AND POSITIVE 2009 TOTAL PROFIT OUTLOOK
Managing for profit

•     Worldwide total sales and life and pensions sales both reduced by 11% due to lower consumer demand and strategic actions

•     Group margin in line with full year 2008 at 2.1%

•     Outlook for 2009 total profitability remains good

Strong uplift in capital and balance sheet	• Enhanced IGD solvency surplus of £3.7 billion • 25% increase in MCEV NAV per share at 520 pence from half year 2009
Increasing pace of transformation

•     Successful partial IPO of Delta Lloyd, completion of sale of Australian life business, UK reattribution and US listing

•     Europe strategy to deliver synergies and improve distribution and customer focus

•     New executive team responsibilities announced and new CFO appointed

Andrew Moss, Aviva's group chief executive, commented:

"In recent months Aviva has completed a number of strategic initiatives which, together with improving financial markets, significantly increased our capital and balance sheet strength. The outlook for the group's total profitability in 2009 is good despite a reduction in sales driven by continuing customer caution and active management of sales volumes to optimise profitability.

"In the past three months we've completed the sale of our Australian life business, listed on the New York Stock Exchange, announced future management changes and begun to send a total of £0.5 billion to 805,000 UK customers as a result of our inherited estate reattribution.

"Yesterday's successful IPO of part of our holding in Delta Lloyd was another significant milestone for Aviva, giving us further opportunity to reallocate capital to other parts of the group. The changes we have made increase our financial flexibility and position Aviva well for the future."

Key financial highlights

	9 months 2009 £m	Restated[1] 9 months 2008 £m	Sterling change %	Local currency change %
Total life and pensions sales (PVNBP)[2]	24,060	27,014	(11)%	(19)%
Total investment sales[3]	3,042	3,374	(10)%	(16)%
Total long-term savings	27,102	30,388	(11)%	(19)%
New business margin	2.1%	2.0%

	30 September 2009 £m	30 June 2009 £m	Sterling change %
MCEV Net asset value per share	520p	416p	25%
IFRS Net asset value per share	409p	349p	17%
IGD solvency surplus	£3.7bn	£3.2bn	16%

1. Restated numbers reflect the move from European Embedded Value (EEV) to Market  Consistent Embedded Value (MCEV) basis.
2. All references to sales in this announcement refer to the present value of new business premiums (PVNBP) unless otherwise stated. PVNBP is the present value of new regular premiums plus 100% of single premiums.
3. Investment sales are calculated as new single premium plus the annualised value of new regular premiums.

Information

Investor contacts	Media contacts	Timings	Contents
Andrew Moss +44 (0)20 7662 2286 Philip Scott +44 (0)20 7662 2264 Charles Barrows +44 (0)20 7662 8115 Susie Yeoh +44 (0)20 7662 2117	Hayley Stimpson +44 (0)20 7662 7544 Sue Winston +44 (0)20 7662 8221 Andrew Reid +44 (0)20 7662 3131 James Murgatroyd/ Matthew Newton (Finsbury) +44 (0)20 7251 3801	Real time media conference call 07:30am (GMT) Analyst conference call 09:30am (GMT)	News release Overview……………….........1 Business review………….…..3 Capital management…….…...7 Supplementary schedules…..11

Media

There will be a conference call today for real-time media at 0730 hrs (GMT). The conference call will be hosted by Andrew Moss, group chief executive.

The Aviva media centre at www.aviva.com/media  includes images, company information and news release archive. Photographs are available on the Aviva media centre at www.aviva.com/media.

Analysts
There will be a conference call today for analysts and investors at 0930 hrs (GMT) on +44 (0)20 7162 0125 (quoting "Aviva, Andrew Moss", pass code 849792).  This conference call will be hosted by Andrew Moss, group chief executive.

Replay will be available until 18 November 2009 on +44 (0)20 7031 4064.  The pass code for the whole conference call, including the question and answer session, is 849792 and for the question and answer session only the pass code is 2682077.

OVERVIEW

Key milestones delivered

The period since the half year has been marked by the achievement of a number of milestones in the ongoing transformation of Aviva.

We announced yesterday the successful IPO of our Dutch business, Delta Lloyd, on Euronext Amsterdam, which will realise gross proceeds of £1.03 billion for a 42% stake. This is a significant strategic milestone which will provide Aviva with the flexibility to explore balance sheet restructuring and further growth opportunities while enhancing the value and liquidity of our retained stake in Delta Lloyd. It was the largest IPO to complete in Western Europe this year and we are delighted with the result.

In September we received final approvals for the reattribution of the inherited estates of two of our with profit funds.  This month UK policyholders participating in the reattribution will start receiving payments totalling £0.5 billion, in time for Christmas.

In October Aviva established a secondary listing in the US and started trading on the New York Stock Exchange through its level two ADR programme. The US is a strategically important market from both a customer and shareholder perspective. For certain US investors this is a more convenient way to hold Aviva shares and we expect our US shareholder base to increase. It also brings significant additional visibility for the Group in the world's largest savings market.

On 1 October we completed the sale of our Australian life business and wealth management platform realising proceeds of £0.45 billion.

The financial benefits of Aviva's ongoing transformation, such as maintaining group margins and overall cost reductions, remain on track as we announced at the half year and these are key points of differentiation for Aviva as the economic outlook in the markets in which we operate remains uncertain.

New executive responsibilities

We have recently announced new responsibilities and succession in our executive team. Pat Regan will join Aviva and succeed Philip Scott as chief financial officer in February next year. Mark Hodges, who joined the group board in 2008, will lead our combined UK life and general insurance businesses and Igal Mayer will move to head our operations in North America from 1 January to succeed Tom Godlasky. Andrea Moneta, CEO, Europe, has joined the group board and is leading the restructuring of our business in Europe.

Sales profitability maintained

The sustained nature of the economic downturn continues to impact customers' keenness and ability to save, with many prioritising the repayment of debt over new long-term savings commitments.  In this environment, Aviva has delivered long-term savings sales of £27,102 million (2008 restated: £30,388 million) a reduction of 11%[1] reflecting our focus on profitability rather than volume of sales in the current economic climate.

Our focus on improving the profitability of new business meant that our UK life and pension sales reduced by 25% but the margin for the year to date improved to 2.5% (HY09: 2.1%). In Europe (excluding Delta Lloyd) sales for the year to date were resilient at £9,770 million (2008: £9,830 million) and benefited from favourable movement in the euro.  This was achieved whilst maintaining margins at 3.8% (HY09: 3.8%). Delta Lloyd sales were 11% lower at £2,835 million reflecting lower levels of corporate pension business in 2009. In North America, US sales for the first nine months were down at £3,742 million (2008: £3,810 million), reflecting a focus on the optimisation of capital through moderating annuity sales and growing our life insurance business. Finally, in Asia Pacific, economic conditions improved in the third quarter but sales were 22% lower as customers remained cautious about investing in unit-linked savings products.

1. All growth percentages quoted in this announcement are on a sterling basis unless stated otherwise. 2. Comparatives given are Q3 2008, unless stated otherwise

Our broad distribution capability continues to serve us well. Bancassurance life and pension sales were resilient, 5% higher than the prior year at £7,043 million (2008: £6,736 million), benefiting from the strength of the euro and demonstrating the value of this revenue stream both to Aviva and to our bank partners.

Work to improve the quality and sustainability of earnings has also continued in the general insurance business, both in the UK and overseas, resulting in a combined operating ratio (COR) of 98% for the first nine months of this year. However, premium volumes have reduced, reflecting our stance on writing for value not volume.

Increasing financial flexibility and balance sheet strength

Our capital position has been further strengthened following management actions and improved market conditions. Our IGD surplus stood at £3.7 billion as at 30 September (HY09: £3.2 billion). This does not yet include the £0.4 billion uplift from the sale of our Australian business, the additional £ 0.5 billion from the Delta Lloyd IPO or the deduction of £0.5 billion for policyholder payments as part of the reattribution exercise.

The strength and quality of our balance sheet has been further underlined by the significant recovery reported today in our MCEV net asset value per share from 416p to 520p. On an IFRS basis net asset value per share has increased from 349 pence at 30 June 2009 to 409 pence at 30 September 2009.

At the full year 2008 we established significant provisions against future asset default experience in our UK life business, taking the total default provisions in respect of this business to £1.1 billion. As at the end of the third quarter 2009, these remain unutilised, with no material default experience in either our commercial mortgage or corporate bond portfolio.

Following the improvement in the US credit markets, unrealised losses  on debt securities in our US business moved from a net unrealised loss of £2.4 billion at 31 December 2008 to a net unrealised gain of £0.4 billion at 30 September 2009.

Outlook

We are making significant progress against our five year strategy to transform Aviva. A number of key initiatives have been delivered in the last quarter which will allow us to consider opportunities created by the economic downturn from a position of considerable financial flexibility and strength.

Our total profitability outlook for 2009 remains good. Management actions have been taken across the business to maintain and improve margins where possible and reduce costs. We have seen a strong rebound in financial markets which, if sustained to the end of the year, will have a positive effect on our overall profits.

BUSINESS REVIEW

Long-term savings

United Kingdom

In the UK, our focus remains on the successful delivery of our strategy of product innovation, operational efficiency and disciplined financial management. We believe this, combined with our broad product range, wide distribution reach and potential for realising further value from our significant existing book of business leaves us exceptionally well placed to continue to deliver value for our shareholders and customers.

Market conditions remained challenging and consequently life and pensions sales were 25% lower at £6,664 million (2008: £8,845 million), with collective investments sales of £631 million (2008: £1,243 million). Despite this, our life and pensions market share has increased to 10.8%1 (Half Year 2008: 10.4%).

As in the first half of 2009, we continued to focus on improving the profitability of new business while maintaining rigorous capital discipline. This has led to an improvement in margin to 2.5% up from 2.1% at the half year and a reduction in capital strain2 as a percentage of PVNBP to 3.2% (2008: 3.6%).

Our joint venture with the Royal Bank of Scotland has continued to deliver a strong performance particularly through the simplified pension proposition with life and pension sales increasing by 7% to £972 million. The new business margin improved to 2.3% (2008: 1.8%).

Total pension sales were lower at £2,893 million (2008: £3,498 million) predominantly driven by economic conditions impacting both consumer and employer behaviour. Rising unemployment coupled with reduced pay settlements have reduced incremental payments to individual pension schemes.  Group and corporate pensions have continued to see a move towards defined contribution schemes and a reduction in new members as a result of lower recruitment activity.

Protection sales (excluding creditor) were in line with 2008 at £684 million supported by the success of our Simplified Life product which is generating record levels of applications each week. Overall protection sales were lower at £707 million (2008: £872 million) as a result of the regulatory changes impacting creditor sales. During July we launched our free life cover for new parents, an initiative which has been very well received by customers, advisers and commentators as we seek to highlight the £2.3 trillion protection gap that currently exists in the UK. More recently we have increased the scope of our critical illness cover with the aim of improving consumer confidence in this product by making the level of cover more comprehensive.

Total annuity sales were £1,249 million (2008: £1,920 million). Our disciplined approach to writing bulk purchase annuity sales at or above our hurdle rate has meant that sales have reduced to £147 million (2008: £642 million). Individual annuity sales of £1,102 million (2008: £1,278 million) were 14% lower than the equivalent period last year, although we are now seeing a significant increase in applications compared to earlier in the year.

Bond sales have reduced to £1,602 million (2008: £2,399 million) in a market that has contracted by 53%1 since the first half of 2008. We remain committed to writing business at acceptable levels of return in a market where consumers are increasingly looking for guarantees. We will be launching a new with-profits guaranteed product in November to address this need.

We remain the number one provider in the equity release market with sales growing by 37% to £213 million (2008: £156 million), reflecting our attractive proposition and financial strength.

Our brand campaign has seen a significant increase in spontaneous awareness, from 4% to 55% since last year, as we continue to leverage our successful re-branding, driving consumer demand and customer advocacy.

1 Source: Half Year 2009 ABI data
2 Initial capital and associated required capital

Following High Court and FSA approval in September, the deal to complete the reattribution of our inherited estate was concluded on 1 October with 87% of policyholders voting and 96% of these voting in favour of the offer. Our flexible offer meant that payments would automatically increase if the average value of the inherited estate was higher than £1.2 billion over June, July and August 2009. As the final value was £1.25 billion, reattribution payments to those policyholders who voted "Yes" will be around 7% higher. We are now working hard to deliver payments to the vast majority of policyholders by Christmas.

We have continued to invest in our e-commerce capability and following extensive research with the financial adviser community we have launched our new Aviva for Advisers website. This includes a number of system enhancements and provides a platform for monitoring their business, saving them time and making it easier for them to work with customers. Additionally, our innovative, market-leading on-line pension tracker proposition is now available to over one million customers. All of these innovations are designed to improve our customer service while reducing costs.

Our business simplification programme continues to make great progress with the completion of the outsourcing of the collective investments administration to IFDS and the migration of legacy policies to Swiss Re nearing completion, with the final migration due to complete early next year.

We believe that the outcome of our strategic initiatives, financial discipline and completion of the inherited estate reattribution have put us in an excellent position to continue to deliver profitable results during these uncertain times.

Europe

At our analyst and investor day on 22nd October we announced our new strategy for our business in Europe. This strategy is two-fold: the strategic management of our investment in Delta Lloyd, following the IPO, as Delta Lloyd builds on its position of strength in its home market, and our new strategy to make a 'Quantum Leap' in the performance of our Aviva Europe businesses elsewhere in Europe.

Within Aviva Europe we have created a single business operating through a strong presence in 12 markets, through two pan-European distribution channels, bancassurance and retail, supported by pan-European product development, operations, and governance. This will enable Aviva Europe to take advantage of the significant growth potential and opportunities in Europe, and contribute fully to the 'One Aviva, twice the value' target. This includes a focus on growing our profits rather than volumes.

Long term savings sales were £13,913 million (2008: £13,660 million). Life and pensions sales were slightly below prior year at £12,605 million (2008: £13,020 million) and on a local currency basis sales were 13% down on prior year.

Aviva Europe

In the third quarter of 2009, we have again delivered a resilient sales performance, supported by the continuing strength of the euro and the diversity of our products and distribution channels. Life and pensions sales for Aviva Europe were broadly in line with the prior year at £9,770 million, (2008: £9,830 million). On a local currency basis sales were 10% lower. Excluding the one-off items in 2008 relating to the transfer of the Caja Murcia risk portfolio and the initial contributions from compulsory pensions in Romania, sales were maintained on a local currency basis. This is a good performance in challenging market conditions. This has been achieved through a strong bancassurance performance, where we have addressed consumer sentiment for lower risk products through innovative with-profit guarantee products, and a robust retail sales performance where our partnership with AFER (a leading savings association in France) has performed particularly well. Margin has been maintained at 3.8% (HY09: 3.8%).

Bancassurance

The bancassurance channel dominates our business in Italy and Spain and we also have a strong presence in France.  As the leading bancassurer in Europe, we have sustained our performance by leveraging our unique bancassurance model.

Overall bancassurance sales have risen by 9% to £5,384 million (2008: £4,923 million) but are down 3% on a local currency basis.  However excluding the one-off transfer of the Caja Murcia protection portfolio transfer of £170 million in 2008, bancassurance sales in local currency were in line with the prior year as bank partners continue to recognise the value of this revenue stream.

In Italy, bancassurance sales increased by 58% to £2,667 million (2008: £1,683 million), up 40% on a local currency basis. This significant growth reflects strong sales of protection and with-profit guaranteed products, with the latter selling particularly strongly in response to active marketing campaigns in the early part of the year.

Bancassurance sales in Spain were 8% lower at £1,475 million (2008: £1,596 million) and 18% down on a local currency basis.  Excluding the Caja Murcia transfer in 2008, sales are 8% down on a local currency basis. Tough economic conditions have resulted in consumers favouring short-term investment products; this has resulted in reduced pension sales for us in this channel.

Bancassurance sales in France increased by 28% to £886 million (2008: £691 million) and by 13% on a local currency basis. The improvement in sales via Credit du Nord is mainly due to customers transferring their savings into more attractive insurance products, moving away from short-term banking products which offer lower interest rate returns.

The recession in Ireland has led to a drop in bancassurance sales of 37% to £302 million (2008: £482 million), a 45% decrease on a local currency basis, reflecting trends in the Irish life insurance industry as a whole. These factors have had a similar impact on retail sales.

The reduction in bancassurance sales in Poland is principally because 2008 sales included significant volumes of short-term endowment policies sold through Deutsche Bank before this special promotion closed in September 2008.

Retail

We have a significant retail franchise and are building a single retail operating model with common tools and methods supported by centralised sales support. The retail network is the predominant sales channel for our businesses in France and Poland, and is also strong in Ireland.

Overall retail sales volumes were 11% down at £4,386 million (2008: £4,907 million) and 17% down on a local currency basis.  In 2008, we benefited from £506 million of one-off initial contributions from the launch of compulsory pensions in Romania. Excluding these, retail sales were broadly in line with the prior year.

Retail sales in France were up 20% to £2,654 million (2008: £2,204 million), an increase of 6% on a local currency basis.  With a decline in consumer appetite in unit-linked products, our range of simple, easy to understand and customer orientated with-profit products is highly attractive. This is particularly the case with our partnership with AFER where we have increased our customer base to 700,000.

In Poland, retail life and pensions sales were down 32% to £727 million (2008: £1,071 million), a reduction of 25% on a local currency basis. Within this, pension volumes have reduced significantly as a result of new Polish pension legislation announced in the first half of this year.

Delta Lloyd

Life and pension sales through Delta Lloyd are 11% lower than prior year at £2,835 million (2008: £3,190 million), 22% lower in local currency.  This decrease mainly reflected lower levels of corporate pension business in 2009 compared with 2008 and was partly offset by the inclusion of sales from Swiss Life Belgium which Delta Lloyd acquired in June 2008.

Investment product sales more than doubled to £684 million (2008: £272 million) reflecting strong sales of Delta Lloyd's Euro Credit fund.

North America

In the USA new business sales of £3,742 million (2008: £3,810 million) were slightly lower on a sterling basis, but down 22% on a local currency basis. This was due to our continued focus on greater capital efficiency by moderating the pace of annuity sales and growing our life insurance business, coupled with no funding agreement sales in 2009 (2008: £621 million). Excluding the impact of funding agreement sales, annuity and life sales were down 7% over the same period last year on a local currency basis, and up 17% on a sterling basis. New business margin at 0.5% is in line with half year 2009 and above the same period last year.

Sales of annuities for the year to date have increased by 16% to £3,167 million (2008: £2,736 million), but reduced by 9% on a local currency basis.

Customers continued to seek products with guarantees and recognise Aviva as one of the stronger market participants. However, as reported in our half year announcement, demand for annuities in the first half of the year exceeded our desired production and we took actions to ensure that the overall business mix for the year was consistent with our strategic goals. These actions, whilst enhancing annuity profitability, resulted in a slowdown in sales in the third quarter although we expect to see increased volumes in the last quarter of the year.

Life product sales, which mainly include indexed universal life and term assurance products, were 27% higher at £575 million (2008: £453 million), and were level with the same period last year on a local currency basis. This is a strong result when set in the context of a US market which experienced a decline of 23% in the first six months of the year as a result of economic conditions. We remain confident that recent steps we have taken, which include expanding into the brokerage general agency market and leveraging the use of our existing life and annuity channels, will position us for future growth.

Asia Pacific

Life and pension sales were 22% below the prior year at £1,049 million (2008: £1,339 million), 30% down on a local currency basis, mainly reflecting the uncertainty associated with the volatile economic environment across the region. Although the economic conditions improved in the third quarter, customers remained cautious about investing in unit-linked savings products. However, we have benefitted from the inclusion of sales from the South Korea joint venture, which now represent 20% of life and pension sales in the region and from favourable exchange rate movements.

Within these totals, sales of life and pension products in Asia fell by 25% to £788 million (2008: £1,053 million). This was mainly as a result of the uncertain economic environment and the decision to scale back the sale of capital intensive products in Hong Kong, Taiwan and Malaysia and the loss of two bancassurance partners in India. This was partly offset by continued strong performance from South Korea and improved sales in China in the third quarter. The new business margin for the first nine months of the year was 2.6%, which was an improvement on the first half of 2009 but below prior year.

In Australia, life and pension sales were down by 9% to £261 million (2008: £286 million) due to the closure of a capital protection product at the end of 2008 and lower superannuation and group risk sales resulting from less movement in the employment market. This was partly offset by an increase in higher margin protection sales which improved the overall margin. The sale of the Australia Life and Navigator business was completed on 1 October 2009.

Investment product sales in Australia and Singapore were lower than the prior year at £1,103 million (2008: £1,491 million). This decrease mainly reflected the economic climate with heightened investor caution and lower disposable income.

General insurance

The third quarter combined operating ratio (COR) was 98%, in line with our 'meet or beat' target and we remain committed to this target going forward. Our third quarter COR has been impacted by higher than expected commercial claims in our Canadian business.

United Kingdom

In the UK our focus is firmly on improving the quality of our earnings by reshaping the book for sustainable profit, improving our core insurance capability and controlling the costs of distribution. As a result, premium volumes have reduced reflecting our stance on writing business for profit not volume. The UK market remains very challenging with intense competition across both personal and commercial classes and whilst this continues to place pressure on business volumes, we have implemented a number of initiatives, such as our 'Get the Aviva Deal' advertising campaign, to attract and retain high quality new business and existing customers.

Despite the difficult economic and market conditions, the improvements in our core insurance capability and enhanced risk selection mean we are confident this will translate into lower claims ratios in the future in addition to our already proven management of the distribution ratio.

Europe

Aviva Europe

In Europe, our general insurance and retail products are sold predominantly through our retail channel. We have well established general insurance and health operations in France and Ireland and developing businesses in Italy, Poland and Turkey.

In France, premiums are holding up well in a mature and intensely competitive market. In Ireland, where we lead the market, we continue to follow our strategy of pricing for value in the face of aggressive competition. As a result premium volumes have decreased on the prior year. In contrast, our Irish health business is delivering the strongest growth in the market, outperforming our competitors in terms of new members. In Italy our general insurance business is also performing well, and is growing through the emerging bancassurance channel.

Delta Lloyd

Delta Lloyd general insurance premiums (excluding health) are ahead of 2008 due to the acquisition of the general insurance portfolio of Swiss Life Belgium which was acquired in June 2008.

North America

The Canadian GI business continues to grow despite highly competitive market conditions and targeted rate increases on specific risks.  Consistent with the trend seen in the Canadian GI industry, the business has seen a higher level of claims incidence including severe weather events and an increase in large commercial property losses. In the highly competitive market in which we operate, we have continued to drive key business initiatives including standardisation, streamlining and automation of personal lines underwriting and the growth of our commercial lines business. Our Claims Service Guarantee introduced in 2008 which promises customers a refund of their full premium if they are not happy with our service continues to be an innovative proposition to the Canadian customer.

Fund management

Aviva Investors

Following a turbulent start to the year, market conditions have continued to improve alongside increased risk appetite among investors. In this environment, Aviva Investors has continued to develop its business focusing on third party and cross border sales opportunities. We have developed a strong sales pipeline across all asset classes and markets at a time when investors' risk appetite appears to be growing.

Net inflows in the year to September 2009 totaled £0.7 billion, of which £2.4 billion were sourced from third party clients, which offset outflows of £1.7 billion from Aviva group companies. The overall total from group companies included strong inflows on our non-profit businesses, which were more than offset by significant maturities in our with-profit funds.

The business saw further interest in its liquidity fund with strong inflows in France and the UK. Convertible and tactical asset allocation funds also contributed meaningfully to sales performance with both generating strong sales in Continental Europe.

Our absolute focus on our clients is bringing results. Aviva Investors was ranked first quartile in the Greenwich Quality Index which measures both investment quality and client service. Client service achieved a significant improvement with first quartile ranking in the 2009 survey and investment quality moved up to second quartile from fourth in 2007. In addition, we continue to deliver improving investment performance globally, with particular success in Australia, where over 90% of our funds outperformed their targets.

CAPITAL MANAGEMENT

IGD solvency

The estimated group regulatory capital surplus position based on the EU Insurance Groups Directive increased to £3.7 billion as at 30 September 2009 (£3.2 billion at 30 June 2009) after taking into account the 2009 interim dividend net of scrip (at 46% uptake). This does not yet include the £0.4 billion uplift from the sale of our Australian business, the additional £0.5 billion from the Delta Lloyd IPO or the deduction of £0.5 billion for policyholder incentive payments as part of the reattribution exercise. The considerable increase in the surplus IGD position is a result of the positive market movements and operating results offset by the interim dividend.

The Group continues to actively manage its exposure to negative market movements. As a result the Group Solvency surplus would reduce by £0.5 billion as of 30 September 2009 if global equity markets should fall by 40%. A 40% rise in markets would benefit the IGD by £1.3 billion.

Net asset value

Our estimated net asset value per share on an MCEV basis has increased from 416 pence at 30 June 2009 to 520 pence at 30 September 2009, benefitting from the strong improvement in equity markets, the narrowing of credit spreads, foreign exchange movements increasing the value of the Group's overseas businesses and the benefit from a reduction in the staff pension scheme deficit. This does not include the impact of the interim dividend which was declared in August. This would decrease the MCEV and IFRS net asset values by 10 pence and 9 pence respectively.

In contrast with EEV, MCEV does not include the value of any future credit spread earnings. In the first half of 2009 these credit spread earnings (after tax and minority interest) were around £200 million (excluding one-off items). If a capitalisation factor of 5 times were applied to the annualised amount, this would give an additional embedded value of £2 billion (73 pence per share) in respect of these earnings.

On an IFRS basis estimated net asset value per share has increased from 349 pence at 30 June 2009 to 409 pence at 30 September 2009.

Our capital position remains strong, aligned with the position at half year. At full year 2008 we established significant provisions against future asset default experience in our UK Life business, taking the total default provision in respect of this business to £1.1 billion. At the end of the third quarter this remains unutilised, with no material deterioration in default experience in either our commercial mortgage or corporate bond portfolio. In addition to this, interest service cover on our commercial mortgage portfolio remains stable at 1.3 times and our commercial mortgage portfolio average LTV has reduced to 104% (HY09: 106%).

In the US, at 31 December 2008, there were net unrealised losses on debt securities of £2.4 billion. Following an improvement in US credit markets in 2009, this has moved to a net unrealised gain of £0.4 billion at 30 September 2009. This demonstrates the strength of the fixed income portfolio of which 94% is investment grade or insurance rated. Default and impairment losses in the first nine months of the year were £70 million (2008: £138 million).

Ratings

The Standard & Poor's (S&P) rating of the main operating subsidiaries are AA- ("very strong") with a Negative outlook. The group is rated Aa3 ("excellent") by Moody's with a Negative outlook. AM Best's ratings of the main operating subsidiaries are A ("excellent") with a Stable outlook.

SIGNIFICANT TRANSACTIONS POST 30 SEPTEMBER 2009

On 1 October 2009 Aviva announced the completion of the sale of its Australian life business and wealth management platform. The total proceeds of the Australian sale are expected to be £0.45 billion (A$0.9 billion), with the majority received on completion.  The sale of the business will uplift the group IGD by £0.4 billion.

Aviva also announced yesterday the completion of the Delta Lloyd initial public offering ("IPO") and the shares commenced trading on Euronext Amsterdam. The IPO will raise gross proceeds of £1.03 billion (€1.12 billion), including the 10% over-allotment option, and will generate a pro forma IGD benefit of £0.5 billion.

Following High Court and FSA approval in September, the deal to complete the reattribution of our inherited estate was concluded on 1 October with 87% of policyholders voting and 96% of these voting in favour of the offer. The total value of the inherited estate for the reattribution is £1.25 billion, with £0.5 billion to be paid from shareholder funds to policyholders, mostly before the end of the year. This is estimated to reduce Group IGD by £0.5 billion.

 Notes to editors

- Aviva is the leading provider of life and pension products in Europe (including the UK) with substantial positions in other markets around the world, making it the world's fifth largest insurance group based on gross worldwide premiums at 31 December 2008.

- Aviva's principal business activities are long-term savings, fund management and general insurance, with worldwide total sales* of £51.4 billion and funds under management of £381 billion at 31 December 2008.

*    Based on 2008 published life and pensions PVNBP on an MCEV basis, total investment sales and general insurance and health net written premiums, including share of associates' premiums.

The Aviva media centre at www.aviva.com/media includes images, company and product information and a news release archive.

- All figures have been translated at average exchange rates applying for the period. The average rates employed in this announcement are 1 euro = £0. 88 (9 months to 30 September 2008: 1 euro = £0.78) and £1 = US$1.54 (9 months to 30 September 2008: £1 = US$1.95).

- Growth rates in the press release have been provided in sterling terms  unless stated otherwise. The supplements following present this information on both a sterling and local currency basis.

- Definition: Present value of new business premiums (PVNBP)

PVNBP is derived from the single and regular premiums of the products sold during the financial period and is expressed at the point of sale. The PVNBP calculation is equal to total single premium sales received in the period plus the discounted value of regular premiums expected to be received over the term of the new contracts. The discount rate used reflects the appropriate risk-free rate for the country and duration of business. The projection assumptions used to calculate PVNBP for each product are the same as those used to calculate new business contribution. The discounted value of regular premiums is also expressed as annualised regular premiums multiplied by a Weighted Average Capitalisation Factor (WACF). The WACF will vary over time depending on the mix of new products sold, the average outstanding term of the new contracts and the projection assumptions.

- Cautionary statements:

This  should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC").

This announcement contains, and we may make verbal statements containing "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes these factors include, but are not limited to: the impact of difficult conditions in the global capital markets and the economy generally; the impact of new government initiatives related to the financial crisis; defaults in our bond, mortgage and structured credit portfolios; the impact of volatility in the equity, capital and credit markets on our profitability and ability to access capital and credit; changes in general economic conditions, including foreign currency exchange rates, interest rates and other factors that could affect our profitability; risks associated with arrangements with third parties, including joint ventures; inability of reinsurers to meet obligations or inavailability of reinsurance coverage; a decline in our ratings with Standard & Poor's, Moody's, Fitch and A.M. Best; increased competition in the U.K. and in other countries where we have significant operations; changes in assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; a cyclical downturn of the insurance industry; changes in local political, regulatory and economic conditions, business risks and challenges which may impact demand for our products, our investment portfolio and credit quality of counterparties; the impact of actual experience differing from estimates on amortisation of deferred acquisition costs and acquired value of in-force business; the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of various legal proceedings and regulatory investigations; the impact of operational risks; the loss of key personnel; the impact of catastrophic events on our results; changes in government regulations or tax laws in jurisdictions where we conduct business; funding risks associated with our pension schemes; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries.

For a more detailed description of these risks, uncertainties and other factors, please see Item 3, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's registration statement on Form 20-F as filed with the SEC on 7 October 2009. Aviva undertakes no obligation to update the forward-looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this announcement are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ

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Statistical Supplement

Contents

Analyses

1.    Geographical analysis of life, pension and investment sales

2.    Analysis of sales via bancassurance channels

3.    Analysis of regular and single premiums

4.    Detailed worldwide investment sales analysis

5.    Trend analysis of PVNBP - cumulative

6.    Trend analysis of PVNBP - discrete

1 - Geographical analysis of life, pension and investment sales

	Present value of new business premiums[1]
	9 months 2009 £m	Restated[2] 9 months 2008 £m	% Growth
			Sterling	Local currency
Life and pensions business

Individual pensions	2,649	2,946	(10)%	(10)%
Group pensions	244	552	(56)%	(56)%
Annuities	1,249	1,920	(35)%	(35)%
Bonds	1,602	2,399	(33)%	(33)%
Protection	707	872	(19)%	(19)%
Equity release	213	156	37%	37%
United Kingdom	6,664	8,845	(25)%	(25)%

Euro funds	2,909	1,987	46%	29%
Unit-linked funds	493	777	(37)%	(44)%
Protection business	138	131	5%	(7)%
France	3,540	2,895	22%	8%

Life and savings	255	427	(40)%	(47)%
Pensions	435	551	(21)%	(30)%
Ireland	690	978	(29)%	(38)%

Italy	2,849	1,811	57%	39%

Life and savings	228	703	(68)%	(65)%
Pensions	515	801	(36)%	(28)%
Poland	743	1,504	(51)%	(45)%

Life and savings	1,316	1,221	8%	(5)%
Pensions	326	562	(42)%	(49)%
Spain	1,642	1,783	(8)%	(19)%

Other Europe	306	859	(64)%	(64)%

Aviva Europe	9,770	9,830	(1)%	(10)%

Life	560	808	(31)%	(39)%
Pensions	2,275	2,382	(4)%	(16)%
Netherlands (incl Belgium and Germany) [3]	2,835	3,190	(11)%	(22)%

Europe	12,605	13,020	(3)%	(13)%

Life	575	453	27%	0%
Annuities	3,167	2,736	16%	(9)%
Funding agreements	-	621	(100)%	(100)%
North America	3,742	3,810	(2)%	(22)%

Australia	261	286	(9)%	(12)%
China	251	220	14%	(12)%
Hong Kong	74	226	(67)%	(74)%
India	61	147	(59)%	(62)%
Singapore	123	247	(50)%	(58)%
South Korea	209	91	130%	133%
Other Asia	70	122	(43)%	(51)%
Asia Pacific	1,049	1,339	(22)%	(30)%

TOTAL LIFE AND PENSIONS	24,060	27,014	(11)%	(19)%

1.    All references to sales in this announcement refer to the present value of new business premiums (PVNBP) unless otherwise stated. PVNBP is the present value of new regular premiums plus 100% of single premiums
2.    Restated on to MCEV basis
3.    Our business in the Netherlands operates under the brand Delta Lloyd and is managed independently from our other European businesses

1 - Geographical analysis of life, pension and investment sales continued

	9 months 2009 £m	Restated 9 months 2008 £m	% Growth
			Sterling	Local currency
Investment sales[4]

United Kingdom[5]	631	1,243	(49)%	(49)%

Poland	51	54	(6)%	6%
Other Europe[5]	573	314	82%	61%
Aviva Europe	624	368	70%	53%
Netherlands [3]	684	272	151%	122%
Europe	1,308	640	104%	82%

Australia[5]	781	1,227	(36)%	(39)%
Singapore	322	264	22%	2%
Asia Pacific	1,103	1,491	(26)%	(31)%

Total investment sales	3,042	3,374	(10)%	(16)%

TOTAL LONG-TERM SAVINGS SALES	27,102	30,388	(11)%	(19)%

3.    Our business in the Netherlands operates under the brand Delta Lloyd and is managed independently from our other European businesses

4.    Investment sales are calculated as new single premium plus the annualised value of new regular premiums

5.    Investment sales include sales from the retail operations of Aviva Investors

2 - Analysis of sales via bancassurance channels

	Present value of new business premiums[1]
	9 months 2009 £m	Restated 9 months 2008 £m	Sterling growth	Local currency growth[2]
Life and pensions

United Kingdom	972	906	7%	7%

France	886	691	28%	13%

Ireland	302	482	(37)%	(45)%

UniCredit Group	1,283	682	88%	66%
Banca Popolare	78	51	53%	35%
Banca delle Marche	8	17	(53)%	(58)%
Eurovita	412	117	252%	211%
Unione di Banche	886	816	9%	(4)%
Italy	2,667	1,683	58%	40%

Poland	16	433	(96)%	(96)%

Bancaja	354	426	(17)%	(27)%
Caixa Galicia	146	216	(32)%	(40)%
Unicaja	617	480	29%	13%
Caja España	213	155	37%	21%
Caja de Granada	66	84	(21)%	(31)%
Cajamurcia	79	235	(66)%	(70)%
Spain	1,475	1,596	(8)%	(18)%

Other Europe	38	38	-	-

Aviva Europe	5,384	4,923	9%	(3)%

Netherlands [3]	330	376	(12)%	(23)%

Europe	5,714	5,299	8%	(5)%

North America	-	9	(100)%	(100)%

Asia Pacific	357	522	(32)%	(41)%

Total life and pensions	7,043	6,736	5%	(6)%

Investment sales[4]

United Kingdom	128	341	(62)%	(62)%

TOTAL BANCASSURANCE SALES	7,171	7,077	1%	(9)%

1.    Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine new business contribution.

2.    Growth rates are calculated based on constant rates of exchange.

3.    Our business in the Netherlands operates under the brand Delta Lloyd and is managed independently from our other European businesses

4.    Investment sales are calculated as new single premium plus annualised value of new regular premiums.

3 - Analysis of regular and single premiums

	Regular premiums							Single premiums
	9 months 2009	Local currency growth	WACF	Present value	9 months 2008	WACF	Present value	9 months 2009	9 months 2008	Local currency growth
	£m			£m	£m		£m	£m	£m

Individual pensions	287	(7)%	4.8	1,387	310	4.5	1,382	1,262	1,564	(19)%
Group pensions	18	(69)%	5.2	94	59	4.2	246	150	306	(51)%
Annuities	-	-	-	-	-	-	-	1,249	1,920	(35)%
Bonds	-	-	-	-	-	-	-	1,602	2,399	(33)%
Protection	114	-	6.1	698	114	6.9	792	9	80	(89)%
Equity release	-	-	-	-			-	213	156	37%
United Kingdom	419	(13)%	5.2	2,179	483	5.0	2,420	4,485	6,425	(30)%

Euro funds	24	12%	6.5	157	19	6.5	123	2,752	1,864	30%
Unit-linked funds	23	(38)%	6.0	137	33	6.5	213	356	564	(44)%
Protection business	16	(22)%	8.4	134	18	7.1	128	4	3	33%
France	63	(21)%	6.8	428	70	6.6	464	3,112	2,431	13%

Life and savings	20	(29)%	5.3	106	25	5.2	131	149	296	(56)%
Pensions	32	(58)%	3.9	126	67	4.1	273	309	278	(2)%
Ireland	52	(50)%	4.5	232	92	4.4	404	458	574	(30)%

Italy	92	(15)%	6.6	610	95	6.0	573	2,239	1,238	60%

Life and savings	27	(14)%	7.1	192	35	6.4	225	36	478	(92)%
Pensions	29	(28)%	14.8	430	45	15.0	677	85	124	(23)%
Poland	56	(22)%	11.1	622	80	11.3	902	121	602	(78)%

Life and savings	65	(31)%	6.2	406	83	5.9	488	910	733	10%
Pensions	20	(63)%	5.3	106	48	6.3	301	220	261	(26)%
Spain	85	(43)%	6.0	512	131	6.0	789	1,130	994	-

Other Europe	61	(35)%	4.5	273	95	8.1	770	33	89	(63)%

Aviva Europe	409	(32)%	6.5	2,677	563	6.9	3,902	7,093	5,928	6%

Life	35	(43)%	7.9	275	54	8.5	459	285	349	(28)%
Pensions	118	29%	10.2	1,206	81	9.1	737	1,069	1,645	(43)%
Netherlands (incl Belgium and Germany) [2]	153	-	9.7	1,481	135	8.9	1,196	1,354	1,994	(40)%

Europe	562	(26)%	7.4	4,158	698	7.3	5,098	8,447	7,922	(5)%

Life	64	3%	8.9	568	49	8.9	434	7	19	(71)%
Annuities	-	-	-	-	-		-	3,167	2,736	(9)%
Funding agreements	-	-	-	-	-		-	-	621	(100)%
North America	64	3%	8.9	568	49	8.9	434	3,174	3,376	(26)%

Asia	130	(6)%	4.6	601	125	5.8	721	187	332	(54)%
Australia	48	-	4.1	198	46	3.5	162	63	124	(51)%
Asia Pacific	178	(4) %	4.5	799	171	5.2	883	250	456	(53)%

TOTAL LIFE AND PENSIONS	1,223	(13)%	6.3	7,704	1,401	6.3	8,835	16,356	18,179	(19)%

4 - Detailed worldwide investment sales analysis

	Regular			Single			PVNBP
	9 months 2009 £m	9 months 2008 £m	Local currency growth	9 months 2009 £m	9 months 2008 £m	Local currency growth	Local currency growth

United Kingdom[2]	49	64	(23%)	568	1,097	(48%)	(49%)

Poland	4	5	(20%)	47	49	7%	6%
Other Europe	-	-	-	573	314	61%	61%
Aviva Europe	4	5	(20%)	620	363	54%	53%
Netherlands (incl Belgium and Germany) [1]	-	-	-	684	272	122%	122%
Europe	4	5	(20%)	1,304	635	83%	82%

Australia	-	-	-	781	1,227	(39%)	(39%)
Singapore	-	-	-	322	264	2%	2%
Asia Pacific	-	-	-	1,103	1,491	(31%)	(31%)

TOTAL INVESTMENT SALES	53	69	(23%)	2,975	3,223	(15%)	(16%)

1.    Our business in the Netherlands operates under the brand Delta Lloyd and is managed independently from our other European businesses

2.    UK regular premium investment sales include SIPP products. These are similar in nature to pension products and their payment pattern is stable and predictable and accordingly they have been capitalised. Regular premium SIPP sales for the 9 months to 30 September 2009 totalled £3.4 million (2008: £16.5 million) and have been capitalised using a weighted average capitalisation factor of 5 (2008: 5). As such, regular premium SIPP sales have produced an overall contribution to investment sales of £17 million (2008: £82 million) out of the UK investment sales of £631 million (2008: £1,102 million)

5 - Trend analysis of PVNBP - cumulative

	Present value of new business premiums
	Restated Q108 YTD £m	Restated Q208 YTD £m	Restated Q308 YTD £m	Restated Q408 YTD £m	Q109 YTD £m	Q209 YTD £m	Q309YTD £m
Life and pensions business
Individual pensions	945	2,038	2,946	3,722	900	1,918	2,649
Group pensions	171	372	552	1,031	89	171	244
Annuities	518	1,286	1,920	2,433	475	833	1,249
Bonds	849	1,628	2,399	3,296	713	1,219	1,602
Protection	323	606	872	1,126	245	461	707
Equity release	44	80	156	250	83	133	213
United Kingdom	2,850	6,010	8,845	11,858	2,505	4,735	6,664
Euro funds	682	1,374	1,987	2,689	1,027	1,986	2,909
Unit-linked funds	322	587	777	1,013	179	338	493
Protection business	57	101	131	178	64	116	138
France	1,061	2,062	2,895	3,880	1,270	2,440	3,540
Life and savings	152	306	427	512	61	160	255
Pensions	178	393	551	787	126	266	435
Ireland	330	699	978	1,299	187	426	690
Italy	678	1,305	1,811	2,331	1,136	2,198	2,849
Life and savings	254	472	703	779	79	168	228
Pensions	315	479	801	1,063	272	386	515
Poland	569	951	1,504	1,842	351	554	743
Life and savings	454	874	1,221	1,712	594	997	1,316
Pensions	174	421	562	777	143	248	326
Spain	628	1,295	1,783	2,489	737	1,245	1,642
Other Europe	130	667	859	1,014	112	208	306
Aviva Europe	3,396	6,979	9,830	12,855	3,793	7,071	9,770
Life	331	530	808	899	191	369	560
Pensions	543	1,555	2,382	3,198	751	1,411	2,275
Netherlands (including Belgium and Germany) [1]	874	2,085	3,190	4,097	942	1,780	2,835
Europe	4,270	9,064	13,020	16,952	4,735	8,851	12,605
Life	132	273	453	623	177	374	575
Annuities	694	1,579	2,736	4,244	1,752	2,815	3,167
Funding agreements	222	375	621	848	-	-	-
North America	1,048	2,227	3,810	5,715	1,929	3,189	3,742
Asia	338	684	1,053	1,351	325	532	788
Australia	99	212	286	369	75	166	261
Asia Pacific	437	896	1,339	1,720	400	698	1,049
Total life and pensions	8,605	18,197	27,014	36,245	9,569	17,473	24,060

1.    Our business in the Netherlands operates under the brand Delta Lloyd and is managed independently from our other European businesses

Page18

6 - Trend analysis of PVNBP - discrete

	Present value of new business premiums
	Restated Q108 £m	Restated Q208 £m	Restated Q308 £m	Restated Q408 £m	Q109 £m	Q209 £m	Q309 £m
Life and pensions business
Individual pensions	945	1,093	908	776	900	1,018	731
Group pensions	171	201	180	479	89	82	73
Annuities	518	768	634	513	475	358	416
Bonds	849	779	771	897	713	506	383
Protection	323	283	266	254	245	216	246
Equity release	44	36	76	94	83	50	80
United Kingdom	2,850	3,160	2,835	3,013	2,505	2,230	1,929
Euro funds	682	692	613	702	1,027	959	923
Unit-linked funds	322	265	190	236	179	159	155
Protection business	57	44	30	47	64	52	22
France	1,061	1,001	833	985	1,270	1,170	1,100
Life and savings	152	154	121	85	61	99	95
Pensions	178	215	158	236	126	140	169
Ireland	330	369	279	321	187	239	264
Italy	678	627	506	520	1,136	1,062	651
Life and savings	254	218	231	76	79	89	60
Pensions	315	164	322	262	272	114	129
Poland	569	382	553	338	351	203	189
Life and savings	454	420	347	491	594	403	319
Pensions	174	247	141	215	143	105	78
Spain	628	667	488	706	737	508	397
Other Europe	130	537	192	155	112	96	98
Aviva Europe	3,396	3,583	2,851	3,025	3,793	3,278	2,699
Life	331	199	278	91	191	178	191
Pensions	543	1,012	827	816	751	660	864
Netherlands (including Belgium and Germany) [1]	874	1,211	1,105	907	942	838	1,055
Europe	4,270	4,794	3,956	3,932	4,735	4,116	3,754
Life	132	141	180	170	177	197	201
Annuities	694	885	1,157	1,508	1,752	1,063	352
Funding agreements	222	153	246	227	-	-	-
North America	1,048	1,179	1,583	1,905	1,929	1,260	553
Asia	338	346	369	298	325	207	256
Australia	99	113	74	83	75	91	95
Asia Pacific	437	459	443	381	400	298	351
Total life and pensions	8,605	9,592	8,817	9,231	9,569	7,904	6,587

1.    Our business in the Netherlands operates under the brand Delta Lloyd and is managed independently from our other European businesses

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 4 November 2009

AVIVA PLC

By: /s/ E G Jones

E G Jones
Group Company Secretary